Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No. 1-16107)

Second Quarter 2010 Earnings Teleconference July 30, 2010

Safe Harbors Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as "anticipate," "estimate," "believe," "think", "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including our future financial position and operating results and the expected timing or ability to obtain necessary approvals and financing and to complete the merger, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the "Risk Factors" sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-GAAP measures as defined by the Securities and Exchange Commission rules. Reconciliations of these measures to the most directly comparable GAAP measures are contained herein or within our earnings release and the financial tables attached thereto, which are available, together with this presentation, on our investors page at www.rrienergy.com. To the extent required, statements disclosing the utility and purposes of these measures are set forth in Item 2.02 to our current report on Form 8-K accompanying the earnings release, which is available on our web site. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.

Safe Harbors Additional Information And Where To Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between us and Mirant, on May 28, 2010, we filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of us and Mirant and that also constitutes a preliminary prospectus of us. On July 6, 2010, we amended these materials. These materials are not yet final and will be further amended. We and Mirant will distribute the final joint proxy statement/prospectus to our respective shareholders. We and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from our website (www.rrienergy.com) under the tab "Investor Relations" and then under the heading "Company Filings." You may also obtain these documents, free of charge, from Mirant's website (www.mirant.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Participants In The Merger Solicitation We, Mirant, and our respective directors, executive officers and certain other members of management and employees may be soliciting proxies from our and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of our and Mirant shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about our executive officers and directors in our definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant's executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about our executive officers and directors and Mirant's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from us and Mirant as described above.

Mark Jacobs President & CEO Second Quarter 2010 Earnings Teleconference July 30, 2010

Financial Review 2010 2009 2010 2009 EBITDA 4 -10 0 -50 Open EBITDA Adjusted EBITDA 2Q 2010 2Q 2009 YTD 2Q 2010 YTD 2Q 2009 2010 2009 EBITDA 0 -78 29 -4 32 -58 Open EBITDA Adjusted EBITDA 2Q 2010 2009 2010 2009 2010 2009 2010 2009 YTD YTD 2Q 2010 YTD 2Q 2009 Free Cash Flow -85 -147 Free Cash Flow 2010 2009 $ millions

2Q Highlights Announced merger with Mirant Corporation Captured approximately $400 million in future forward capacity revenue & PPAs On track to achieve free cash flow neutral or better for 2010 & 2011 Began implementing 2012 free cash flow hedging Cheswick scrubber completed

Merger Progress Required regulatory approvals NY Public Service Commission FERC Hart-Scott-Rodino Financing $1.8 billion to be addressed Replace corporate revolvers Shareholder approval Form S-4/preliminary joint proxy statement/prospectus Closing Expected By End of 2010

Merger Integration Update GenOn personnel decisions completed 2012 function-by-function cost roll-up completed $150 million of savings confirmed Day 1 operations Building GenOn with best operating practices

Industry Landscape Market fundamentals remain challenging with modest improvement recently Gas-coal spreads narrowed on weak gas prices Forward heat rates rebounding since 1Q Off-peak power prices increased Financial reform legislation enacted Increasing environmental rules are likely to lead to retirements

Rick Dobson EVP & CFO Second Quarter 2010 Earnings Teleconference July 30, 2010

Financial Overview $ millions 2Q2010 2Q2009 Open energy gross margin $78 $56 Other margin 128 116 Open gross margin $206 $172 Operation & maintenance (excluding severance) (182) (154) General and administrative and other, net (excluding severance and merger-related costs) (20) (28) Open EBITDA $4 ($10) Hedges and other items (5) (70) Gains on sales of assets and emission and exchange allowances, net 1 2 Adjusted EBITDA $- ($78) YTD 2010 YTD 2009 Operating cash flow from continuing operations $27 ($96) Change in margin deposits, net (62) 50 Adjusted cash flow used in continuing operations ($35) ($46) Capital expenditures (50) (115) Proceeds from sales of emission and exchange allowances - 19 Purchases of emission allowances - (5) Free cash flow used in continuing operations ($85) ($147)

Open Gross Margin Available Open Gross Margin Captured TMCF % 4th Qtr YTD 2010 494 410 0.824 20.4 YTD 2009 421 362 0.852 31.6 45.9 46.9 45 43.9 Margin available Margin captured TMCF % YTD 2010 248 204 0.83 YTD 2009 223 190 0.859 45.9 46.9 45 Cost/MWh Open Gross Margin captured TMCF % 4th Qtr YTD 2010 34 204 0.824 20.4 YTD 2009 35 190 0.852 31.6 45.9 46.9 45 43.9 Effectiveness & Efficiency Metrics ($ millions) YTD 2010 YTD 2009 Efficiency Measures Effectiveness Measure - Total Margin Capture Factor Cost/MW Open Gross Margin captured TMCF % 4th Qtr YTD 2010 25600 204 0.824 20.4 YTD 2009 25500 190 0.852 31.6 45.9 46.9 45 43.9 Open Gross Margin Available Open Gross Margin Captured TMCF

Hedge Levels 2010E 2010E 2011E 2011E 2012E 2012E Swaps 0.3 0.31 Coal purchases 1 0.5 0.2 Options 0.0452 0.13 0.07 Hedges as a % of Expected PJM Coal Generation Swaps Options 2010E Energy Hedges Coal Purchases1 2011E Energy Hedges 2012E Energy Hedges2 Coal purchases include Keystone, Conemaugh & Seward. 2012 options include the purchase of 12Bcfe of natural gas puts & the sale of 12Bcfe of natural gas call options. The notional value of the put option is shown. Coal Purchases1 Coal Purchases1

Value Proposition Significant near-term value creation from Mirant merger Significant upside when commodity prices and economy recover Financial strength and actions to manage risks in challenging near-term environment Portfolio positioned to meet industry challenges and deliver value Disciplined capital investment approach Long-term value creation through industry consolidation

Appendix Second Quarter 2010 Earnings Teleconference July 30, 2010

Financial Overview $ millions YTD 2010 YTD 2009 Open energy gross margin $166 $150 Other margin 244 212 Open gross margin $410 $362 Operation & maintenance (excluding severance) (342) (310) General and administrative and other, net (excluding severance and merger-related costs) (39) (56) Open EBITDA $29 ($4) Hedges and other items 2 (74) Gains on sales of assets and emission and exchange allowances, net 1 20 Adjusted EBITDA $32 ($58)

Generation Portfolio PJM 6,952 MW Other (Southeast) 1,911 MW 630 MW contract MISO 1,696 MW1 West (California) 3,392 MW Total Capacity 14,581 MW Coal Gas/Other 1,340 MWs of generation capacity for Avon Lake, New Castle & Niles move to PJM in June 2011.

Change ($MM) Natural gas sensitivity ($1/mmbtu) On-peak power price impact - assumes 8.5 market implied heat rate (MIHR) and all 5x16 hours are affected $1/mmbtu nat gas change x 8.5mmbtu/MWh on-peak x 4600MW coal x 4160 hrs per year x 80% economic on-peak x 85% Commercial Capacity Factor (CCF) 111 Off-peak power price impact - assumed to be negligible 0 Average on-peak and off-peak plant-to-hub congestion (PJM only) 0.5 mmbtu/MWh (MIHR) congestion per $1/mmbtu nat gas move x 3300MW coal x 8760hrs x 82% economic x 87% CCF (10) Estimated net gross margin change from $1 move in natural gas 101 Coal sensitivity ($0.10/mmbtu) On-peak power price impact - assumes are not affected, while costs increase $0.10/mmbtu coal price move x 10.3 mmbtu/MWh unit heat rate x 3500 MW1 coal x 4160 hours x 85% CCF x 90% economic on-peak 11 Off-peak power price impact - assumes off-peak prices increase in line with coal cost 0 Estimated net gross margin change from $0.10 move in coal 11 Excludes Keystone, Conemaugh and Seward. Open Energy Gross Margin Sensitivities

Capacity and PPA Revenue Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 Contracted Capacity & PPA Revenue ($ millions)1 2010E 2011E 2012E 2013E PJM $392 $317 $236 $316 MISO2 10 36 23 9 West (CA) 108 98 168 78 Other (SE) 31 28 28 28 Total $541 $479 $455 $431 Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) 2010E 2011E 2012E 2013E PJM N/A N/A 5313 4343 MISO4 N/A N/A 774 319 West (CA)4 70 590 -- 1,415 Other (SE)4 1,042 1,342 1,342 1,342 Component of Other Margin. Approximately $27 million in 2011, $23 million in 2012 & $9 million in 2013 for Avon Lake, New Castle & Niles plants. Uncleared capacity for planning year 2012 is 822MWs and for planning year 2013 is 455 MWs. July - August uncontracted capacity.

Base Residual Auction - RRI Results

Calendar Year

PJM Zone	2008 $/MW-day	2008 $MM	2009 $/MW-day	2009 $MM	2010 $/MW-day	2010 $MM	2011 $/MW-day	2011 $MM	2012 $/MW-day	2012 $MM	2013 $/MW-day	2013 $MM
EMAAC	$168.85	$63	$173.72	$64	N/A	N/A	N/A	N/A	$140.06	$29	$202.48	$75
RTO	$84.06	$155	$106.10	$79	$144.75	$106	$122.26	$203	$66.53	38	$25.54	$19
MAAC+APS	N/A	N/A	$158.80	$190	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
MAAC	N/A	N/A	N/A	N/A	$181.27	$285	$173.98	$114	$122.03	168	$187.77	$228
		$218		$333		$391		$317		$235		$322

Planning Year[1]

PJM Zone	2008 $/MW-day	2008 $MM	2009 $/MW-day	2009 $MM	2010 $/MW-day	2010 $MM	2011 $/MW-day	2011 $MM	2012 $/MW-day	2012 $MM	2013 $/MW-day	2013 $MM
EMAAC	$148.80	$55	$191.32	$70	N/A	N/A	N/A	N/A	$139.73	$51	$245.00	$93
RTO	$111.92	$215	$102.04	$74	$174.29	$129	$110.00	$256	$16.46	$7	$27.73	$28
MAAC+APS	N/A	N/A	$191.32	$230	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
MAAC	N/A	N/A	N/A	N/A	$174.29	$278	N/A	N/A	$133.37	$162	$226.15	$274
		$270		$374		$407		$256		$220		$395

1. Planning year is June 1 through May 31 of the following year.

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Base Residual Auction Clearing Prices PY 2007 PY 2008 PY 2009 PY 2010 PY 2011 PY 2012 PY 2013 EMAAC 197.67 148.8 191.32 174.29 110 139.73 245 West North EMAAC ~ 1,000 MWs $/MW-Day PY 2007 PY 2008 PY 2009 PY 2010 PY 2011 PY 2012 PY 2013 MAAC 41 112 191.32 174.29 110 133.37 226.15 West North PY 2007 PY 2008 PY 2009 PY 2010 PY 2011 PY 2012 PY 2013 EMAAC 40.8 111.92 102.04 174.29 110 16.46 27.73 West North MAAC ~3,300 MWs RTO ~3,200 MWs1 MAAC EMAAC Blossburg Gilbert Conemaugh Glen Gardener Hamilton Sayreville Hunterstown Werner Keystone Mountain RTO Orrtanna Avon Lake1 Portland Aurora Seward Brunot Island Shawnee Cheswick Shawville Elrama Titus New Castle1 Tolna Niles1 $/MW-Day $/MW-Day 1. Approximately 1,200 MWs of generation capacity (UCAP) for Avon Lake, New Castle & Niles move to PJM in June 2011.

Debt equivalents Includes $423 million off-balance sheet REMA lease. Total GAAP debt as of 6/30/10 is $1,950 million. Includes $23 million related to discontinued operations and $31 million related to cash collateral. Represents debt related to the Seward plant, which has a secured guarantee by RRI Energy, Inc. and certain of its subsidiaries. $ millions 11,151 MW Gross debt $2,3731 Less: Cash/restricted cash (566) Net margin deposits and cash collateral (188)2 Net Debt $1,619 RRI Energy, Inc. 14,581 MW RRI Energy, Inc. 14,581 MW $500M revolver - $250M pre-funded L/C - Senior secured notes $279 Unsecured notes $1,300 PEDFA fixed-rate bonds $371 3 Capital Structure 6/30/10 REMA (principal) Lease $423 (off-B/S) 3,430 MW Blossburg Keystone Shawville Conemaugh Mountain Titus Gilbert Ortanna Tolna Station Glenn Gardener Portland Warren Hamilton Sayreville Werner Hunterstown CT Shawnee

Reg G Reconciliation

$ millions

	2Q 2010	2Q 2009	YTD 2010	YTD 2009
East coal open gross margin	$118	$84	$255	$210
East gas open gross margin	62	49	111	88
West open gross margin	18	25	30	37
Other open gross margin	8	14	14	27
Total	206	172	410	362
Operation and maintenance, excluding severance	(182)	(154)	(342)	(310)
General and administrative and other, net, excluding severance and merger-related costs	(20)	(28)	(39)	(56)
Open EBITDA	4	(10)	29	(4)
Hedges and other items	(5)	(70)	2	(74)
Gains on sales of assets and emission and exchange allowances, net	1	2	1	20
Adjusted EBITDA	-	(78)	32	(58)
Unrealized gains (losses) on energy derivatives	(66)	7	61	(37)
Western states litigation and similar settlements	-	-	(17)	-
Severance[1]	(2)	(4)	(2)	(5)
Merger-related costs[2]	(14)	-	(14)	-
Long-lived assets impairments	-	-	(248)	-
Debt extinguishments gains	-	1	-	1
EBITDA	(82)	(74)	(188)	(99)
Depreciation and amortization	(69)	(67)	(131)	(135)
Interest expense, net	(37)	(44)	(83)	(91)
Loss from continuing operations before income taxes	$(188)	$(185)	$(402)	$(325)

1. Includes severance classified in operation and maintenance and general and administrative expenses.
2. Includes merger-related costs classified in general and administrative expense.

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Reg G Reconciliation $ millions YTD 2010 YTD 2009 Operation and maintenance (O&M) Operation and maintenance (O&M) $344 $314 General and administrative (G&A) General and administrative (G&A) 56 57 Capital expenditures Capital expenditures 50 115 Total operation and maintenance, general and administrative and capital expenditures Total operation and maintenance, general and administrative and capital expenditures $450 $486 Total controllable costs Total controllable costs $374 $371 REMA lease expense in operation and maintenance REMA lease expense in operation and maintenance 30 30 Severance included in operation and maintenance Severance included in operation and maintenance 2 4 Severance included in general and administrative Severance included in general and administrative - 1 Merger-related costs included in general and administrative Merger-related costs included in general and administrative 14 - Environmental capital expenditures Environmental capital expenditures 22 66 Capitalized interest Capitalized interest 8 14 Total operation and maintenance, general and administrative and capital expenditures Total operation and maintenance, general and administrative and capital expenditures $450 $486 TWh generation TWh generation 10.9 10.7 Total O&M, G&A and capital expenditures/MWh Total O&M, G&A and capital expenditures/MWh $41 $45 MW capacity MW capacity 14,581 14,563 Total O&M, G&A and capital expenditures ($ thousands)/MW capacity Total O&M, G&A and capital expenditures ($ thousands)/MW capacity $30.9 $33.4